FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




For the month of May, 2003

Commission File Number 333-7182-01

                                   CEZ, a. s.

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                 (Translation of registrant's name into English)


                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic

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                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F. X       Form 40-F
                               ---                ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes       No  X
                                    ---      ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was filed by CEZ, a. s. in Czech language with the Prague Stock Exchange as required by its rules and regulations:


Decision of the management board of CEZ to sell the majority share in Severoceska energetika, a.s., and to initiate talks on swapping minority shares with E.ON and RWE.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                       CEZ, a. s.

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                                                       (Registrant)
Date: May 5, 2003

                                         By:
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                                                      Libuse Latalova
                                               Head of Finance Administration

CEZ, a. s.                                                        IC 45274649

      Decision on the sale of the majority share in Severoceska energetika
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The decision of the Antitrust Office on the appeal filed by CEZ, a. s.
facilitated the transfer of an ownership interest in regional distribution companies and in CEPS, a.s., accomplished on April 1st, 2003, thus allowing for the re-shaping CEZ into a new group.

CEZ has now acquired interest in all regional distribution companies (five majority and three minority shares). At the same time, it has sold its 66% share in the distribution network operator, CEPS, a.s.

The Antitrust Office's appellate decision has nullified a number of problematic provisions and considerably prolonged the terms for complying with the requirements (which are classified, due to their sensitive commercial nature), while fully preserving the contents (i.e. the sale of one majority share and all minority shares, including the minority share in CEPS, a.s.).

Upon analyzing the strategic benefits and commercial risks, the management board has decided to sell the majority share in Severoceska energetika, a.s., and to initiate talks on swapping minority shares with E.ON and RWE.



 May 5th, 2003